SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2005

INMARSAT GROUP LIMITED

(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

INMARSAT GROUP LIMITED

Consolidated financial results for the first quarter

ended March 31, 2005

(unaudited)

INMARSAT GROUP LIMITED

Consolidated financial results for the first quarter ended March 31, 2005

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Form 20-F Annual Report for December 31, 2004 as filed with the Securities and Exchange Commission on April 29, 2005.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

Operating and Financial Review and Prospects

The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Group Limited (the “Group”). You should read the following discussion together with the whole of this document including the historical consolidated financial statements and the annexes. The historical financial statements were prepared in accordance with UK GAAP, which differs in a number of respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP relevant to the historical consolidated financial statements of the Group and a reconciliation of certain items under UK GAAP to U.S. GAAP, see Annex 2.

Overview

                We are the leading provider of global mobile satellite communications services. We have been designing, implementing and operating satellite networks for over 25 years. During the periods presented below, we generated more than 95% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, internet access and leasing capacity (mobile satellite communications services). End users of our mobile satellite services operate at sea, on land and in the air.  Typically our capacity leases are short-term, with terms of up to one year, although they can be as long as five years. In addition we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

We report our results of operations in US dollars, as the majority of our revenues and our borrowings are denominated in US dollars. Our results have been affected by the higher exchange rates for sterling/dollar.  Approximately 60% of our net operating costs are in sterling.

Launch of F1 Inmarsat-4 Satellite

                On March 11, 2005, a Lockheed Martin Atlas V rocket successfully launched the first of the Inmarsat-4 satellites from Cape Canaveral, Florida, USA. Because we took advantage of the excess performance of the rocket to extend the satellite’s lifetime by means of a technique involving a super synchronous orbital strategy, the subsequent launch and early orbit phase extended through March 28, 2005.  The satellite continues to perform in line with management’s expectations and we currently anticipate that we will migrate our Regional BGAN traffic across to this satellite by July 2005 and terminate the Thuraya lease thereafter.

Restatement of 2004 Results

                The 2004 results have been restated in accordance with UK GAAP. See note 3 to Annex 1 for further description and financial impact on the 2004 results (as restated).

Acquisition

                Effective as of December 17, 2003, Inmarsat Investments Limited, a company formed by funds advised by Apax Partners and funds advised by Permira, acquired all of the issued and outstanding share capital of Inmarsat Ventures Limited. The transaction, or the acquisition, was completed by way of a scheme of arrangement under the UK Companies Act 1985.

                Under the scheme of arrangement, our subsidiary Inmarsat Investments Limited paid a purchase price of approximately $1.5 billion to the shareholders of Inmarsat Ventures Limited. Certain existing shareholders including Telenor, COMSAT and KDDI, or “rollover shareholders,” chose to reinvest in the continuing business, and now own in aggregate approximately 43.6% of the outstanding share capital of Inmarsat Group Holdings Limited, the ultimate parent company of

Inmarsat Investments Limited and Inmarsat Group Limited. In addition, certain members of our management (including our chairman) acquired 4.7% of the outstanding share capital of Inmarsat Group Holdings Limited in connection with the acquisition. Funds advised by Apax Partners and funds advised by Permira collectively own the remaining 51.7% of the outstanding share capital of Inmarsat Group Holdings Limited.

Revenues

                Revenues for the first quarter ended March 31, 2005 were $127.4 million, an increase of $9.1 million, or 7.7%, compared with the first quarter ended March 31, 2004.

                The table below sets out the components of our total revenues for each of the periods under review.

	First quarter ended March 31,
	2005	2004
	(US$ in millions)
Revenues
Maritime sector:
voice services	26.6	26.3
data services	39.6	34.4
Total maritime sector	66.2	60.7
Land sector:
voice services	6.5	7.7
data services	28.5	27.0
Total land sector	35.0	34.7
Aeronautical sector	5.4	3.8
Leasing (including navigation)	14.5	14.0
Total mobile satellite communications services revenue	121.1	113.2
Subsidiary revenues	4.5	3.4
Other income	1.8	1.7
Total revenue	127.4	118.3

	As at March 31,
	2005	2004
Active terminals (1)	(thousands of terminals)
Maritime	115.8	100.2
Land	72.7	68.7
Aeronautical	6.2	5.6
Total active terminals	194.7	174.5

(1) Active terminals means terminals registered with us as at March 31 that have been used to access our services at any time during the preceding twelve-month period.

                During the first quarter ended March 31, 2005, revenues from mobile satellite communication services were $121.1 million, an increase of $7.9 million, or 7.0%, compared with the first quarter ended March 31, 2004. The maritime, land, aeronautical and leasing sectors accounted for 54.7%, 28.9%, 4.5% and 12.0% of total revenues from mobile satellite communication services respectively during the first quarter ended March 31, 2005.  Our revenues are impacted by volume discounts that increase over the course of the financial year, with lower discount levels in early quarters representing the minimum annual discount and higher discount levels in later quarters, as distribution partners meet specific volume thresholds, resulting in lower prices in excess of the minimum annual discount that applies on an as-earned basis.

                Maritime Sector.  During the first quarter ended March 31, 2005, revenues from the maritime sector were $66.2 million, an increase of $5.5 million, or 9.1%, compared with the first quarter ended March 31, 2004. The increase principally reflects an increase in data revenue with a marginal increase in voice.   Revenues from data services in the maritime sector during the first quarter ended March 31, 2005 were $39.6 million, an increase of $5.2 million, or 15.1%, compared with the first quarter ended March 31, 2004. The increase in revenues from data services reflects increased demand, mainly as a result of the introduction of our Fleet services into the new build shipping market and government sector and increased demand for our smaller terminals with low-speed data capabilities such as Mini M. Historically our voice revenues for Maritime have been affected by the migration of users from our higher-priced analogue service to our lower-priced digital services and competition, however this quarter we saw a $0.3 million, or 1.1%, increase in voice attributable to our newer Fleet service, as well as various promotions we have in place to curtail the effect of competition.

                Land Sector.  During the first quarter ended March 31, 2005, revenues from the land sector were $35.0 million, a increase of $0.3 million, or 0.9%, compared with the first quarter ended March 31, 2004. Revenues from data services in the land sector during the first quarter ended March 31, 2005 were $28.5 million, an increase of $1.5 million, or 5.6%, compared to the first quarter ended March 31, 2004. The increase is a result of increased traffic with our GAN service specifically, some uplift as a result of the Tsunami disaster (estimated at approximately $2.0 million), which has now reversed back to normal levels of activity, plus the change in the pricing period to correspond with the calendar year resulted in higher average prices in the first quarter of 2005 relative to the same period in the prior year. Revenues from voice services in the land sector during the first quarter ended March 31, 2005 were $6.5 million, a decrease of $1.2 million, or 15.6%, compared to the first quarter ended March 31, 2004 as we continue to be affected by competition from handheld operators.

                Aeronautical Sector.  During the first quarter ended March 31, 2005, revenues from the aeronautical sector were $5.4 million, an increase of $1.6 million, or 42.1%, compared with the first quarter ended March 31, 2004. The increase continues to be attributable primarily to our popular Swift64 high-speed data service, which targets the government aircraft and business jet markets, as well as being used by commercial airlines.

                Leasing. During the first quarter ended March 31, 2005, revenues from leasing were $14.5 million, an increase of $0.5 million, or 3.6%, compared with the first quarter ended March 31, 2004.

Subsidiary revenues

                We classify revenues generated by our subsidiaries, Invsat Limited and Rydex Corporation Limited, as “subsidiary revenues”. Invsat Limited provides integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. During the first quarter ended March 31, 2005, other revenues were $4.5 million, an increase of $1.1 million, or 32.4%, compared with the first quarter ended March 31, 2004. This increase was primarily driven by higher systems integration revenue within Invsat.  The company continues to review the contribution of these subsidiaries to its strategic development plan.

Other income

                Other operating income of $1.8 million for the first quarter ended March 31, 2005 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of Regional BGAN end-user terminals, and is largely unchanged from the first quarter ended March 31, 2004.

Other net operating costs

                During the first quarter ended March 31, 2005, other net operating costs were $43.5 million, a decrease of $3.3 million, or 7.1%, compared with the first quarter ended March 31, 2004. The table below sets forth the components of other net operating costs during the periods indicated:

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Staff costs	21.9	20.4
Network and satellite operations	14.6	12.2
Other external costs	13.9	19.8
Own work capitalized	(6.9)	(5.6)
Total other net operating costs	43.5	46.8

                Staff costs during the first quarter ended March 31, 2005 were $21.9 million, an increase of $1.5 million, or 7.4%, compared to the first quarter ended March 31, 2004. The increase in staff costs relates to an adverse movement in our hedged rate of exchange which has increased from £1.49/$1.00 in 2004 to £1.77/$1.00 in 2005 (staff costs are largely denominated in sterling and we report our results in US dollars).

                The increase in network and satellite operations costs during the first quarter ended March 31, 2005 of $2.4 million, or 19.7%, compared to the first quarter ended March 31, 2004, relates primarily to the effect of payments under the Thuraya lease (which provides satellite capacity for our Regional BGAN service).  The charges incurred increased by $1.5 million between the first quarters of 2005 and 2004 in line with contractual terms. The remainder of the increase relates to additional costs incurred for warranties on our Inmarsat-4 ground infrastructure.

                Other external costs decreased by $5.9 million, or 29.8%, during the first quarter ended March 31, 2005 compared to the first quarter ended March 31, 2004.   In the first quarter 2004 we incurred $2.5 million (2005: $Nil) associated with our 2004 sponsorship of the FIA World Rally Championship; $3.7 million in realized and unrealized foreign currency losses on the revaluation of sterling-denominated assets and liabilities at the quarter-end rate (2005: $0.1 million loss) and $0.7 million in direct cost of sales relating to Regional BGAN terminal costs in relation to terminal sales (2005: $Nil).   In addition, in 2005 our results have benefited from reduced costs as a result of the business review and cost reduction program we undertook in April 2004.   Offsetting the quarter-on-quarter decrease in costs are increased rental costs of $2.0 million associated with the sale and leaseback of our 99 City Road, London headquarters and foreign exchange impact of sterling-denominated operating costs, due to the weaker US dollar relative to the pound sterling.

                In the first quarter ended March 31, 2005, our operating costs reflect phasing of operating expenses, and management expect operating costs in future quarters for marketing, professional fees and other office activities to increase modestly.

                The increase in own work capitalized of $1.3 million relates principally to increased activity surrounding our Inmarsat-4 satellite launch in March 2005.

EBITDA

                As a result of the factors discussed above, EBITDA for the first quarter ended March 31, 2005 was $83.9 million, an increase of $12.4 million, or 17.3%, compared with the first quarter ended March 31, 2004.  The calculation of EBITDA is given in Note 4 of Annex 1.

Depreciation and amortization

                During the first quarter ended March 31, 2005, depreciation and amortization was $29.5 million, a decrease of $10.9 million, or 27.0%, compared with the first quarter ended March 31, 2004. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from October 1, 2004.  See Note 3 of Annex 1.

                As we have not yet placed the Inmarset-4 satellites in service, we are not currently depreciating them. However, the revised depreciable lives of 13 years will apply when service commences.

Group operating profit

                As a result of the factors discussed above, group-operating profit during the first quarter ended March 31, 2005 was $54.4 million, an increase of $23.3 million, or 74.9%, compared with the first quarter ended March 31, 2004.

Net interest payable

                During the first quarter ended March 31, 2005, net interest payable was $40.0 million, a decrease of $1.5 million, compared with the first quarter ended March 31, 2004.  The decrease in net interest payable is attributable to higher cash balances in 2005 with interest income of $2.3 million for the quarter ended March 31, 2005, compared to $0.6 million for the quarter ended March 31, 2004.

Taxation

                The tax charge for the first quarter ended March 31, 2005 was $8.1 million, compared to a $0.4 million tax credit in the first quarter ended March 31, 2004. The increase in the tax charge is largely driven by the permanent differences on amortisation and disallowables.

The group’s tax profile is such that material cash tax payments are not required in the foreseeable future as available capital allowances and deductions for interest charges are in excess of the accounting profits.

Liquidity and capital resources

                Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities, as well as from borrowings under bank facilities. Following the acquisition at the end of 2003 and related transactions, our indebtedness and debt service obligations have increased significantly. An analysis of net debt is given in Note 6 of Annex 1.

                The following table sets out our cash flows for the first quarter ended March 31, 2005 and 2004.

	First quarter ended March 31,
	2005	2004
	(US$ in millions)
Net cash inflow from operating activities	60.1	47.3
Net cash outflows for returns on investments and servicing of finance	(27.5)	(25.7)
Net cash provided by operating activities after interest and tax	32.6	21.6
Net cash used in investing activities	(59.9)	(80.7)
Net cash provided by financing activities	—	9.9
(Increase)/decrease in short-term deposits	18.0	(47.0)
Decrease in cash during the period	(9.3)	(96.2)

                We ended the first quarter of 2005 with cash, short-term deposits and restricted cash of $351.2 million. Restricted cash of $159.9 million principally comprises amounts held in a charged account to fund capital expenditure. We had gross external debt at March 31, 2005 of $1,215.0 million comprising drawings on the senior facilities of $737.5 million and Senior Notes outstanding in principal amount of $477.5 million.

Operating activities

                Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

Net cash provided by operating activities increased by $11.0 million to $32.6 million for the first quarter ended March 31, 2005, compared to $21.6 million during the first quarter ended March 31, 2004 as a result of increased EBITDA and reduction in depreciation.

Investing activities

                Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash used in investing activities during the first quarter ended March 31, 2005 was $59.9 million, compared with cash used by investing activities of $80.7 million for the first quarter ended March 31, 2004.  In the quarter ended March 31, 2004 the Group incurred transaction fees in relation to the acquisition in 2003 and issue of Senior Notes of $33.9 million (2005: $Nil).    The remainder of the cash outflows reflects continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure.

Financing activities

                Net cash provided by financing activities during the first quarter ended March 31, 2005 was $Nil million, compared to $9.9 million for the first quarter of 2004. In March 2004 we repaid our bridge borrowings of $365.0 million with the $375.0 million of proceeds we received for the Senior Notes issued.

Contractual Obligations and Commercial Commitments

                The following summarizes our future contractual obligations, commercial commitments and principal commitments under debt instruments as at March 31, 2005:

	Commitments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Debt obligations	1,832.8	27.7	119.8	221.3	1,464.1
Capital commitments relating primarily to Inmarsat-4 satellites(1)	253.1	108.8	60.6	18.5	65.2
Operating leases:
Land and buildings(2)	211.3	8.1	17.3	18.6	167.3
Other(3)	44.8	36.4	1.8	5.8	0.8
Other (non-cancellable agreements)	13.6	9.8	3.8	—	—
Total contractual obligations	2,355.6	190.8	203.3	264.2	1,697.4

(1)      Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(2)  Relates to the 25-year leaseback of headquarters building at 99 City Road, London.

(3)  Relates primarily to Thuraya lease payments.

Recent Events

                On April 20, 2005, we launched a bond consent solicitation process, the details of which we furnished to the Securities Exchange Commission on Form 6-K (SEC File No. 333-115865-06) and filed with the Luxembourg Stock Exchange. As described in more detail in the consent solicitation statement, the purpose of the solicitation is to amend the terms of the indenture governing the 7 5/8% Senior Notes due 2012 to accommodate a possible public offering of ordinary shares of Inmarsat Group Holdings Limited (our “Parent”). The proposed amendments would permit us to make certain restricted payments to fund our Parent’s dividend payments to its shareholders in line with its expected dividend policy following any such public offering, which would be to pay at least half of the normalized free cash flow it generates from operations in the form of dividends to shareholders. Our Parent has indicated that if it were to pursue a public offering, in the absence of unforeseen circumstances and subject to board approval, for 2005 it would aim to pay to shareholders half of the normalized free cash flow it generates from operations.  On this basis, if our Parent had concluded a public offering on 1 January 2005, it would pay a full-year dividend for 2005 of $105 million.  However, our Parent could amend or discontinue its dividend policy at any time.  “Normalized free cash flow” is defined as the net cash inflow from operating activities, less cash taxation paid or payable, normalized capital expenditure (being its average annualized expected capital expenditure over the next 12 years) and cash debt service. Our Parent has made no final decision to proceed with a public offering.

INMARSAT GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(unaudited)

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Revenue	127.4	118.3

Depreciation and amortization	(29.5)	(40.4)
Other net operating costs	(43.5)	(46.8)
Total operating costs	(73.0)	(87.2)

Group operating profit	54.4	31.1

Interest receivable and similar income	2.3	0.6
Interest payable and similar charges	(42.3)	(42.1)

Profit/(loss) before taxation	14.4	(10.4)

Taxation	(8.1)	0.4

Profit/(loss) after taxation	6.3	(10.0)

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(unaudited)

	As at March 31,	As at December 31,
	2005	2004
		(as restated)
	(US$ in millions)
Fixed assets
Intangible assets	453.8	456.5
Tangible assets	1,223.2	1,179.1
Total fixed assets	1,677.0	1,635.6
Current assets
Stocks	1.1	1.2
Debtors	171.2	160.6
Short-term investments	189.6	207.6
Restricted cash	159.9	163.4
Cash at bank and in hand	1.7	7.5
Total current assets	523.5	540.3
Creditors — amounts falling due within one year:
Loans and other borrowings	(29.0)	(29.1)
Other creditors	(108.9)	(143.0)
Total creditors: amounts falling due within one year:	(137.9)	(172.1)
Net current assets	385.6	368.2
Total assets less current liabilities	2,062.6	2,003.8
Creditors — amounts falling due after more than one year
Loans and other borrowings	(1,766.4)	(1,745.8)
Other creditors	(84.0)	(67.6)
Total creditors: amounts falling due after more than one year	(1,850.4)	(1,813.4)
Provisions for liabilities and charges	(148.6)	(132.0)
Net assets	63.6	58.4

Capital and reserves
Called up share capital	0.3	0.3
Share premium account	34.2	34.2
Other reserves	0.4	0.1
Retained earnings	28.7	23.8
Total equity shareholders’ funds	63.6	58.4

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Operating profit	54.4	31.1

Depreciation and amortization	29.5	40.4
(Increase)/decrease in debtors	(9.9)	(3.4)
(Decrease)/increase in creditors	(17.8)	(20.8)
(Increase)/decrease in stocks	0.1	(1.0)
Increase in provisions	3.8	1.0
Net cash inflow from operating activities	60.1	47.3
Returns on investments and servicing of finance
Interest received	1.6	0.3
Bank and Senior Notes interest paid	(29.1)	(12.3)
Arrangement fees and costs of Senior Notes	—	(13.5)
Interest element of finance lease rental payments	—	(0.2)
Net cash (outflow) for returns on investments and servicing of finance	(27.5)	(25.7)
Tax inflow/(outflow)	—	—
Net cash (used)/provided by operating activities after interest and tax	32.6	21.6
Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets	(59.9)	(46.8)
Net cash (outflow) for capital expenditure and financial investment	(59.9)	(46.8)
Acquisitions and disposals
Acquisition related fees and costs	—	(33.9)
Net cash (outflow) for acquisitions and disposals	—	(33.9)
Net cash (outflow) before management of liquid resources and financing	(27.3)	(59.1)
(Increase)/decrease in short-term deposits	18.0	(47.0)
Net cash (outflow) after management of liquid resources	(9.3)	(106.1)
Financing
Capital element of finance lease rental payments	—	(0.1)
Bridge borrowings (repaid)	—	(365.0)
Senior Notes issued	—	375.0
Net cash inflow from financing	—	9.9
(Decrease) in cash in the period	(9.3)	(96.2)

INMARSAT GROUP LIMITED

Notes to the Consolidated Financial Statements

Annex 1

1.  Background

                Inmarsat Group Limited (the “Company”) was incorporated on September 3, 2004 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

                The 2004 comparative information has been restated to reflect the impact of a change in accounting policy with respect to the expensing of interest costs as incurred, adoption of FRS 17 for pensions and post retirement provisions and finalization of fair value positions related to the acquisition in December 2003. See Section 3 below — “Change in accounting policy and prior year adjustment”.

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars. Approximately 60% of our net operating costs are in sterling.

2.  Basis of accounting

                The principal activity of the Group is the provision of global mobile satellite communication services.

                The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

                The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

                We have conducted a review of our accounting policies to ensure they are the most relevant and appropriate for the group. As a result of this review we have changed our policy for interest capitalization under UK GAAP. There is no change to accounting policy under US GAAP where the treatment of interest is prescribed.

3.  Change in accounting policy, change in estimate and prior period adjustments

Expensing of finance costs FRS 15, “Tangible fixed assets”:

                The Group changed its accounting policy in October 2004 on capitalization of financing costs and as required by UK GAAP, has applied the new policy of expensing these costs retrospectively through retained earnings, interest and depreciation.  The policy is to now expense all interest on bank debt taken out to finance capital investment on qualifying assets.

                We believe that the significant change in our debt structure warranted the revision of our current policy and therefore the change in accounting policy better reflects our financial position.

                For the quarter ended March 31, 2004 this change in accounting policy had the effect of decreasing depreciation by $0.8 million and increasing profit before tax by $0.8 million.

Adoption of FRS 17, “Retirement benefits”:

                As of January 1, 2005 we are required under UK GAAP to adopt FRS 17, “Retirement benefits”.  FRS 17 requires us to fully provide for the fair value of all pension and post retirement liabilities.  FRS 17 has been applied retrospectively to our 2004 results.  The impact of this change in accounting policy for the three months ended March 31, 2004 is an increase to pension costs of $0.5 million and decrease to profit before tax of $0.5 million.

Restatement for finalization of fair value adjustments:

                In December 2004, the Group finalized the purchase consideration to net assets relating to the December 17, 2003 acquisition and has restated the quarter ended March 31, 2004 to reflect the revised final fair values. The impact has resulted in a decrease of $3.0 million and $1.1 million to depreciation on tangible assets and other intangibles, respectively. In addition goodwill amortization has increased by $1.2 million.

Change in accounting estimate:

                As a result of management’s regular re-assessment of useful economic lives of assets, the useful lives of our satellite and space segment assets were prospectively changed from October 1, 2004.  The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology.  As a result the depreciation periods were extended for the Inmarsat-3 satellites.   The Group’s satellite and space segment assets depreciable lives now range from 10 - 14 years with the exception of our Regional BGAN assets which are 5 years.  The Inmarsat-4 satellites have not been placed in service and are currently not being depreciated.  However the above depreciable lives will apply when in service.

4.  EBITDA

                Set forth below is a reconciliation of profit after taxation to EBITDA for each of the periods indicated.

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Profit after taxation	6.3	(10.1)
Add back/(deduct):
Taxation	8.1	(0.3)
Net interest payable	40.0	41.5
Depreciation and amortization	29.5	40.4
EBITDA	83.9	71.5

5.  Interest

                The table below sets forth the components of interest payable and receivable during the periods indicated.

	First quarter ended March 31,
	2005	2004
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	(0.4)	—
Interest on senior notes and facilities	(19.2)	(16.4)
Interest rate swap	(1.2)	(2.7)
Other interest payable	(0.2)	(0.2)
Interest on subordinated parent company loan	(18.9)	(20.8)
Amortization of debt issue costs	(1.8)	(1.3)
Deferred satellite liability discount	(0.6)	(0.7)
Total interest payable and similar charges	(42.3)	(42.1)
Bank interest receivable and other interest	2.3	0.6
Total interest receivable and similar income	2.3	0.6
Net interest payable	(40.0)	(41.5)

6.  Net debt

                The table below sets out the components of net debt for each of the periods indicated.

	As at March 31, 2005			As at December 31, 2004
	(US$ in millions)
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
Senior credit facilities	737.5	(20.6)	716.9	737.5	(21.7)	715.8
Senior notes	477.5	(18.2)	459.3	477.5	(18.9)	458.6
Premium on senior notes	2.3	—	2.3	2.4	—	2.4
Subordinated parent company loan:
- principal	570.7	—	570.7	570.7	—	570.7
- interest	44.8	—	44.8	26.6	—	26.6
Capital element of finance lease rental payments	—	—	—	0.1	—	0.1
Total loans and borrowings	1,832.8	(38.8)	1,794.0	1,814.8	(40.6)	1,774.2
Overdrafts	1.3	—	1.3	1.4	—	1.4
Restricted cash	(159.8)	—	(159.8)	(163.4)	—	(163.4)
Cash at bank and in hand	(1.7)	—	(1.7)	(7.5)	—	(7.5)
Short-term investments	(189.6)	—	(189.6)	(207.6)	—	(207.6)
Net debt	1,483.0	(38.8)	1,444.2	1,437.7	(40.6)	1,397.1

Annex 2 - UK/U.S. GAAP RECONCILIATION

                The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The following table contains a summary of the material adjustments to net income/(loss) for the financial period between UK GAAP and U.S. GAAP. There were no differences between revenue recognized under UK GAAP and U.S. GAAP.

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Profit/(loss) for the financial period under UK GAAP	6.3	(10.0)
U.S. GAAP adjustments:
Pension and post retirement liabilities	0.4	(0.1)
Forward foreign exchange contracts	(1.3)	2.6
Interest rate swap	0.6	—
Deferred taxation	(5.7)	(0.8)
Development costs	(1.6)	(3.9)
Amortization of development costs	0.3	1.9
Amortization of goodwill	5.1	4.9
Depreciation of tangible assets	(0.3)	(4.2)
Amortization of intangible assets	(0.4)	1.4
Deferred income on disposal of tangible assets	0.7	—
Lease payments	(0.3)	—
Facility fee	—	(4.6)
Realized foreign exchange translation	(0.1)	—
Capitalized interest	20.0	13.5
Total adjustments	17.4	10.7
Net income under U.S. GAAP	23.7	0.7

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and U.S. GAAP:

	As at March 31,	As at December 31,
	2005	2004
		(as restated)
	(US$ in millions)
Total shareholders’ funds as reported under UK GAAP	63.6	58.4
U.S. GAAP adjustments:
Pension and post retirement liabilities	13.2	12.1
Forward foreign exchange contracts	9.4	12.4
Interest rate swap	7.3	1.6
Foreign exchange translation	(3.7)	(3.6)
Deferred taxation	(84.4)	(83.5)
Development costs	(54.9)	(53.3)
Amortization of development costs	9.4	9.1
Goodwill	(129.8)	(134.8)
Deferred income on sale of tangible assets	(57.4)	(58.1)
Lease payments	(0.3)	—
Tangible assets	5.6	5.9
Intangibles	74.4	74.8
Post retirement liability	(1.7)	(1.8)
Capitalized interest	87.5	67.5
Net U.S. GAAP adjustments	(125.4)	(151.7)
Shareholders’ equity under U.S. GAAP	(61.8)	(93.3)

                The table below sets forth the components of total other comprehensive income/(loss) under U.S. GAAP for each of the periods indicated:

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
Net income/(loss) under U.S. GAAP	23.7	0.7
Other comprehensive income/(loss):
Cumulative translation adjustment	(0.8)	0.4
Financial instruments	(1.8)	—
Interest rate swap	5.1	(6.8)
Total other comprehensive income/(loss) under U.S. GAAP	2.5	(6.4)
Deferred tax on OCI	(0.7)	—
Total comprehensive income/(loss) under U.S. GAAP	25.5	(5.7)

The table below sets forth the reconciliation of UK GAAP EBITDA to U.S. GAAP EBITDA for each of the periods indicated:

	First quarter ended March 31,
	2005	2004
		(as restated)
	(US$ in millions)
EBITDA (UK GAAP)	83.9	71.5
Adjustments:
Pension and post retirement liabilities	0.4	(0.1)
Forward exchange contracts	(1.3)	2.6
Development costs	(1.6)	(3.9)
Loan facility fee	—	(4.6)
Deferred income on sale of tangible assets	0.7	—
Lease payments	(0.3)	—
Realized foreign exchange translation	(0.1)	—
EBITDA (U.S. GAAP)	81.7	65.5

Annex 3 - RISK FACTORS

Many statements contained in this report are forward-looking in nature.  These statements are based on current plans, intentions or expectations.  Key risks to our Group are described in our Form 20-F Annual Report for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on April 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2005
INMARSAT GROUP LIMITED

	By:	RICK MEDLOCK
Rick Medlock
Chief Financial Officer